

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2015

Dmitrij Ozolins
President and Chief Executive Officer
Quest Management Inc.
1 Kalnu iela
Malta, LV-4630
Latvia

      Re: **Quest Management Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 26, 2015
              File No. 333-201215

Dear Mr. Ozolins:

     We have reviewed your responses to the comments in our letter dated January 13, 2015 and have the following additional comments.

Our Company, page 3

1. We note your response to our prior comment 5. We note disclosure on page 21 that you are a development stage company with limited operations to date such as designing your website and engaging in market research. Please include the address of your website or revise your disclosure to clarify that you do not currently have an operational website.

Risk Factors, page 8

We are an "emerging growth company," page 14

2. We note your response to our prior comment 7 and revised disclosure on page 7. Please reconcile the disclosure in the second paragraph here with your revised disclosure on page 7 that you have "elected not to opt out of the transition period" for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Use of Proceeds, page 15

3. We note your response to our prior comment 9 that you will use cash on hand and, if necessary, loans from your director rather than offering proceeds to pay for the expenses of this offering. Given that your current available cash is not sufficient to cover offering expenses, please clarify the disclosure here to make it consistent with your response to us.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Diane Harrison, Esq.